FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____        No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 8, 2008
2.	Press release dated April 14, 2008
3.	Press release dated April 14, 2008
4.	Press release dated April 28, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

08 April 2008

Alchip Licenses ARM CPU, Fabric IP and Physical IP to Provide SoC Solutions

Alchip Technologies, Inc. advances its SoC ASIC services with ARM926EJ-S processor

CAMBRIDGE, UK – Apr. 8, 2008 – Alchip Technologies, Inc. and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Alchip has licensed the ARM926EJ-S™ processor, Fabric IP and ARM® Physical IP to advance system-on-chip (SoC) design solutions to its customers worldwide.

Alchip is a leading open foundry ASIC provider dedicated to offering total solutions ranging from SoC design services to high-volume mass production. The licensing agreement will enhance Alchip’s total ASIC solutions to its customers by providing feature-rich functionality in the smallest footprint and fast time-to-market silicon turnkey solutions to serve high-end consumer electronics such as mobile handsets, portable gaming, and consumer devices.

“Customers trust Alchip to provide them with the most competitive ASIC solution and smallest die size. We have heard and responded to our customers’ need for a more power and area efficient ARM926EJ-S processor,” said Jim Bailey, COO of Alchip. “With a perfect record of first-silicon success, our customers rely on us for their ASIC needs. Through ARM’s leading-edge technology, and our fast time-to-market advantages, Alchip enables customers to provide world-leading solutions for feature-rich applications.”

“By taking advantage of   ARM Processor IP, Fabric IP and Physical IP, Alchip customers will not only enjoy the widely-supported ARM ecosystem, but also be able to maximize the efficiency of their low-power SoC designs,” said Allen Wu, VP Sales, ARM China. “Alchip is empowering its customers with time-to-market advantages to bring innovative ARM Powered® products to market.”

President and CEO of Alchip, Kinying Kwan, also expressed, “Utilizing the most advanced technologies, ARM solutions lessen difficulties when confronting complex SoC nanometer designs. As a trusted silicon Partner, it is Alchip’s continued commitment to support our customers in realizing their innovations and achieving success.  This technical integration extends our fundamental values to provide our customers with the best in class silicon solutions.”

“Our Partners have just shipped the 10 billionth ARM processor. Since its inception in 1990, ARM has grown from a CPU company to a solution provider. Our offering includes processors, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products,” said Tudor Brown, COO, ARM. “Our partnership with Alchip will enable us to serve those customers who will help to accelerate the shipment of the next 10 billion processors.”

About Alchip Technologies Inc.

Alchip Technologies, Inc., headquartered in Taipei, Taiwan, is a provider of silicon design and manufacturing services for companies developing complex and high-volume system-on-chip (SoC) designs. Founded in 2002 by semiconductor veterans from Silicon Valley and Japan, Alchip provides services intended to enable customers to cost-effectively address increasing technological complexity of silicon design and the need to reduce time to market. Alchip targets customers that address rapidly growing and high-volume end markets, such as entertainment devices, mobile phones, HDTV, communications equipment, computers and other consumer electronic products. Alchip has provided design services on numerous complex SoC devices at 130nm, 90nm and 65nm advanced process technologies. Alchip has branch offices in the U.S. (Santa Clara, CA), Japan (Shin-Yokohama), China (Shanghai), and Taiwan (Hsinchu).  Additional information about Alchip is available at http://www.alchip.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

PRESS CONTACT:

Michelle Spencer
ARM
+44 1628 427780
Email: michelle.spencer@arm.com

Item 2

14 April 2008

ARM Enhances Feature Set of Popular Cortex-M3 Processor for Extreme Low-Power Functionality

CAMBRIDGE, UK– Apr. 14, 2008 – ARM [(LSE:ARM); (Nasdaq:ARMH)]  today announced at the Embedded Systems Conference (ESC), San Jose, California, a significant upgrade to the widely-licensed Cortex™-M3 processor which is utilized in a wide range of high-performance, low-cost applications. . The latest release includes a new Wake-Up Interrupt (WIC) controller which allows almost instantaneous return to fully active mode from an Ultra-Low Leakage (ULL) retention state and introduces enhanced power management features that address the ongoing need in the embedded market for increased performance and longer battery life in next-generation designs. The Cortex-M3 processor is now also supported by the ARM® Power Management Kit™ (PMK) and is tightly integrated with, and optimized for, low-power physical IP standard cell libraries and memories from the ARM Artisan® physical IP family. Additional enhancements include the ability to integrate solutions for safety-critical and fault-robust applications in industrial, medical, and automotive applications.

To enable ultra low-power standby operation, the processor has a new integrated Wake-Up Interrupt Controller that, when utilized with low-power cells such as the ARM Power Management Kit (PMK) and standard cell libraries and memories, enables the core and the interrupt controller to be rapidly placed in an ultra-low leakage retention mode, returning to fully active mode almost instantaneously on critical events. When combined with Partners’ unique insight into power-efficient design techniques, the WIC will lead to a new wave of extremely power-efficient microcontroller solutions.

By combining the ARM PMK, memories and standard cell libraries with the Cortex-M3 processor, Partners can also gain significant time-to-market savings when targeting ultra-low leakage manufacturing processes for major power-saving benefits with very low area impact. The Physical IP memories feature byte-write capability and allow multiple power-down (with retention) modes when coupled to the PMK.

“This release builds upon the strong reputation of the Cortex-M3 processor and stands as a testament to ARM’s continued innovation and commitment within the global MCU market,” said Eric Schorn, VP Marketing, Processor Division, ARM. “Many ARM Partners have built extremely successful products using the Cortex-M3 processor and our latest release with integrated ARM physical IP, will help users achieve even better levels of performance, power and cost savings.”

The Cortex-M3 processor has received industry-wide support as demonstrated by the adoption of the technology by some of our leading Partners:

The advanced low-power functionality of the enhanced feature set of the Cortex-M3 processor has been recognized by Energy Micro, the Oslo based semiconductor start-up which recently signed a license agreement with ARM. “Energy Micro’s mission is to make the world’s most energy friendly microcontrollers and this enhanced Cortex-M3 processor will enable us to fulfill this mission,” says Geir Førre, CEO of Energy Micro. “The EnergetIC™ microcontroller family from Energy Micro will have energy consumption at a level that is far below today’s solutions, thus enabling significant improvements in battery life, and longer lifetime of electronic products.”

“We welcome the additional low-power features and configurability provided by the new Cortex-M3 processor release,” said Jean Anne Booth, CMO of Luminary Micro. “Luminary Micro already ships the largest line card of ARM technology-based microcontrollers in the market and these new capabilities will enable us to further extend the reach of our award-winning Stellaris family of microcontrollers in our next-generation products.” In recognition of their achievements in the microcontroller market, Luminary Micro was recently awarded the 2008 Global Frost & Sullivan Entrepreneurial Company Award.

“NXP continues to strengthen its line of microcontroller solutions for end products in the consumer, industrial, medical and automotive markets," said Geoff Lees, vice president and general manager, microcontroller product line at NXP Semiconductors. “As 32-bit microcontroller technology continues to advance, NXP looks forward to combining its market-leading low-power technologies with the new WIC functionality of the Cortex-M3 processor to further extend its reach into the low-power handheld, metering and medical application spaces.”

“In June 2007, we launched the now famous Cortex-M3 processor-based STM32 family, recognized as the best ever microcontroller concept addressing the convergence of 16-bit and 32-bit market needs,” said Jim Nicholas, general manager of the Microcontroller Division at ST Micro. “One significant success factor of the STM32 family has been our outstanding low-power implementation, which has set the new benchmark for power consumption in this area. Integrating the new release of the Cortex-M3 processor will extend the market leadership of the STM32 family further.”

In addition to the lower-power benefits, the Cortex-M3 processor can now boast a path to IEC61508 standard SIL3 certification, enabling its use in a variety of safety-critical applications in automotive, medical and military markets where Fault Robustness is essential. “Future automotive embedded systems demand increasing levels of performance without compromising the system integrity and safety,” said Yutaka Murao, senior fellow of Toshiba Semiconductor Company. “Products based on the latest release of the Cortex-M3 processor can now be combined with specific system level fault tolerance components to meet these demands.”

“The new release of the Cortex-M3 processor delivers an excellent, and proven, path for devices to achieve SIL3 certification when implemented in partnership with the FMEA methodology and IP developed by Yogitech,” said Silvano Motto, CEO Yogitech. “This solution delivers the exceptional fault robust behaviour required by the IEC61508 standard while minimizing area cost overhead and adding key benefits at system level.”

Other new benefits of the latest release of the Cortex-M3 processor include:

•
Significantly extended configurability of debug and trace capabilities to enable the creation of extremely cost-sensitive, high-volume 32-bit devices, such as electronic toys and consumer electronics systems

•	Improved operating frequency for highest performance embedded applications

•	Enhanced signaling to power management controllers

Availability
Enhanced support features for the Cortex-M3 processor will be available in Q2 2008.

About the ARM Cortex-M3 Processor
The Cortex-M3 is a processor focused on cost-sensitive and deterministic applications, including microcontroller, automotive, medical electronics, and a wide range of co-processor applications in complex consumer and mobile handset applications. The processor consists of a three-stage pipelined central core surrounded by a set of configurable system peripherals, including a nested vectored interrupt controller (NVIC), bus matrix and a broad set of debug and trace components. The NVIC is highly configurable to enable up to 240 physical interrupts and up to 256 levels of priority, with unlimited nesting, priority boosting, and integrated non-maskable interrupt for critical events.

The Cortex-M3 processor is proven in market to be highly reliable and robust with in excess of 100 devices currently available. The processor is broadly licensed with more than 20 organizations developing devices and the microcontroller industry rapidly consolidating on it for next generation 32-bit devices.

Public licensees currently include: Actel, Broadcom, Energy Micro, Luminary Micro, NXP, Renesas, STMicroelectronics, Texas Instruments and Toshiba.

About the ARM Cortex Family of Processors
The three series in the ARM Cortex family enable chip manufacturers and OEMs to standardize around a single architecture from low-end microcontrollers to high-performance applications processors. Featuring Thumb®-2 technology, the ARM Cortex family significantly reduces development costs and increases enterprise efficiency.

•	ARM Cortex-A Series: Applications processors for complex OS and user applications

•	ARM Cortex-R Series: Embedded processors for real-time systems

•	ARM Cortex-M Series: Deeply embedded processors optimized for microcontroller and low-cost applications

The ARM Cortex family includes the ARM Cortex-A8, ARM Cortex-M3, ARM Cortex-R4(F), ARM Cortex-M1 and ARM Cortex-A9 MPCore™ and Single Core Processors.

About ARM Artisan Physical IP

The ARM product family of Artisan Physical IP solutions provides ARM Partners with the building blocks to create highly optimized system-on-chip (SoC) designs. The products, offered in three platform solutions include; Advantage™ platform for performance, Metro™ platform for high density (minimum area) and Velocity™ high-speed PHYs, offers a wide range of high-performance and high-density, digital and analog products, to design and manufacture advanced SoCs.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered, Artisan and Thumb are registered trademarks of ARM Limited. Cortex, MPCore, Advantage, Metro and Velocity are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Wendy Hynes Text100 + 1 415 593 8444 wendyh@text100.com	Alan Tringham ARM + 44 1223 400947 alan.tringham@arm.com	Erik Ploof ARM +1 425 880 6033 erik.ploof@arm.com

Item 3

14 April 2008

ARM and Express Logic Enhance Out-of-Box Experience for ThreadX Development with RealView Tools

Enhanced support in ARM RealView Development Suite 3.1 Professional significantly reduces development time and ensures optimal tools configuration for Express Logic RTOS portfolio

CAMBRIDGE, UK – Apr. 14th, 2008 – ARM [(LSE:ARM) (Nasdaq:ARMHY)]   today announced at the Embedded Systems Conference, San Jose, California, that working in collaboration with Express Logic, the ARM® RealView® family of development tools will provide enhanced support for the Express Logic ThreadX® RTOS portfolio. The enhanced support automatically configures the RealView development tools for ThreadX RTOS development enabling software developers to rapidly begin developing high-performance real-time applications using supplied example code and project templates for the Eclipse IDE. Enhanced debug support provides full visibility and control of the RTOS threads and resources with the ability to debug applications in stop and run mode.

“Working together with ARM, we were able to deliver an outstanding out-of-box experience for ThreadX development in RealView Development Suite 3.1 Professional,” said John Carbone, vice president of marketing, Express Logic. “By leveraging the Eclipse platform, developers can now build and deploy complete ThreadX applications faster than ever before.”

Developers wishing to create an application using ThreadX will be able to download a RealView Development Suite 3.1 Professional tool update from the Express Logic website. This update will add ThreadX-specific project templates and example code to the Eclipse IDE included in the RealView Development Suite 3.1 Professional. The ThreadX project templates automatically configure the compilation tools in the RealView Development Suite 3.1 Professional to link with an optimized ThreadX library. ThreadX-specific debug features provide the developer with full visibility and control of RTOS resources within the application. Software evaluation and development can begin prior to hardware availability using the included ultra high-performance RealView Real-Time System Models of complete ARM development boards that are targeted by the ThreadX RTOS.

“The Eclipse IDE forms strong and extensible foundation for our development tools easily enabling this kind of innovative collaboration between the two companies,” said Mark Onions, director of marketing, System Design Division, ARM. “Our mutual customers benefit from a resulting toolchain that is tailored specifically for ThreadX development.”

About RealView Development Suite 3.1 Professional
The ARM RealView Development Suite 3.1 Professional is a complete, end-to-end solution for software development supporting all ARM processors and ARM CoreSight™ debug technology. This full-featured product enables developers to begin software development, optimization and test ahead of silicon availability, significantly reducing application time-to-market and ensuring the highest degree of software quality.

RealView Development Suite 3.1 Professional incorporates the best-in-class RealView Compilation tools and market-leading RealView Profiler enabling applications to easily achieve both high performance and optimal code size. The product includes support for the latest Cortex™-A8 processor and includes the vectorizing compiler for the NEON™ media processing engine, which can increase the performance of multimedia applications in standard C code by more than 200 percent.

Availability
ARM RealView Development Suite 3.1 Professional enhanced support features for the Express Logic ThreadX RTOS processors will be available in Q2 2008, free-of-charge via electronic download from the Express Logic website.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. Cortex, NEON and CoreSight are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Starlayne Meza Text100 +1 415 593 8431 starm@text100.com	Alan Tringham ARM + 44 1223 400947 alan.tringham@arm.com

Item 4

28 April 2008

ARM and Mindspeed Address Next Generation Home Gateways with Multiprocessing Technology

Collaboration builds on success of ARM Powered Mindspeed Comcerto® 100 Platform

CAMBRIDGE, UK AND NEWPORT BEACH, Calif. -  Apr. 28, 2008 – ARM [(LSE: ARM); (Nasdaq: ARMH)] and Mindspeed Technologies (Nasdaq: MSPD) today announced an ongoing collaboration designed to address the needs of broadband service providers delivering triple- (voice, data, video) and quad-play (+ cellular) applications to homes and small businesses.

The collaboration has already resulted in the successful development and launch last year of the Mindspeed Comcerto 100 series of broadband gateway processors. The Comcerto 100 is a single chip solution based on two ARM1136J-S™ processors and provides the best performance-power-cost profile in its class by optimal decomposition of broadband gateway functions among the two processors.

Because the Comcerto 100 is based on the ARM® architecture, Mindspeed was able to provide high performance at low cost and with extremely low power.  In addition, the scalability of the high-performance ARM processor-based multicore solution enables the Comcerto100 to provide significant application headroom for future service deployments.

“The ARM architecture is the optimal solution to enable us to offer best-in-class quality of service (QoS) for the service delivery platforms that are emerging as broadband gateways evolve into an intelligent access point in the home, managing multiple end-nodes with multimedia capabilities,” said Preet Virk, senior vice president and general manager of Mindspeed's enterprise and customer premise equipment. “The need for more bandwidth and sophisticated services within an ever-diminishing power budget can only realistically be met by high-performance multiprocessing. As the leading provider of high-performance embedded multicore processing solutions, ARM is our logical choice for future development.”

“Mindspeed is a leading implementer of multicore platforms optimized for gateway applications,” said Ian Ferguson, director Enterprise Solutions, ARM. “We look forward to a long term engagement with Mindspeed as they expand their portfolio of innovative multicore-based SoCs utilizing the ARM Cortex™-A9 MPCore multicore processor to address next-generation service provider gateway requirements.”

The two companies are already collaborating on next-generation gateway platform solutions for the residential and enterprise market segments and co-marketing these solutions to service providers and OEMs/ODMs.

The Comcerto100 architecture uses optimal decomposition of broadband gateway functions among two high-performance ARM1136J-S processors to ensure QoS for real-time applications.  With real-time processing such as voice, video and packet forwarding optimized to reside on one of the processors and non real-time processing such as network monitoring and subscriber management on the second; the Comcerto100 broadband gateway architecture protects the quality and reliability of revenue-bearing services while providing application headroom for future service deployments.  Because of this asymmetric multicore partitioning, OEMs and service providers can easily program higher level applications without worrying about the impact to real-time functionality or headroom limitations due to shared processing resources.

With clear demarcation between real-time processing like voice and video and non real-time processing such as monitoring and subscriber management, the Comcerto 100 processor enables a broadband gateway architecture that protects revenue-bearing services while providing application headroom for future service deployments.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Mindspeed Technologies
Mindspeed Technologies, Inc. designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide area networks. The company's three key product families include high-performance analog transmission and switching solutions, multiservice access products designed to support voice and data services across wireline and wireless networks, and WAN communications solutions including T/E carrier physical-layer and link-layer devices as well as ATM/MPLS network processors. Mindspeed's products are used in a wide variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment. To learn more, visit www.mindspeed.com.

Safe Harbor Statement
This press release contains statements relating to Mindspeed, and their future results, including certain projections and business trends, that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results, and actual events that occur, may differ materially from those projected as a result of certain risks and uncertainties.  These risks and uncertainties include, but are not limited to: market demand for their new and existing products and their ability to increase their revenues; their ability to maintain operating expenses within anticipated levels; their ability to further generate cash; availability and terms of capital needed for our their business; constraints in the supply of wafers and other product components from their third-party manufacturers; their ability to successfully and cost effectively establish and manage operations in foreign jurisdictions; their ability to attract and retain qualified personnel; successful development and introduction of new products; their ability to successfully integrate acquired businesses and realize the anticipated benefits from such acquisitions; their ability to obtain design wins and develop revenues from them; pricing pressures and other competitive factors; industry consolidation; order and shipment uncertainty; changes in their customers’ inventory levels and inventory management practices; fluctuations in manufacturing yields; product defects; and intellectual property infringement claims by others and the ability to protect their intellectual property, as well as other risks and uncertainties, including those detailed from time to time in their Securities and Exchange Commission filings.

ENDS

ARM is a registered trademark of ARM Limited. Cortex, MPCore and ARM1136J-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Wendy Hynes Text100 + 1 415 593 8444 wendyh@text100.com	Alan Tringham ARM + 44 1223 400947 alan.tringham@arm.com	Erik Ploof ARM +1 425 880 6033 erik.ploof@arm.com